Filed Pursuant to Rule 433

Registration Statement No. 333-227501

Issuer Free Writing Prospectus Relating to

Preliminary Prospectus Supplement Dated September 25, 2018 and

Prospectus dated September 24, 2018

PRICING TERM SHEET

September 25, 2018

$550,000,000 4.550% SENIOR NOTES DUE 2028

Issuer:	Torchmark Corporation

Expected Ratings*:	Baa1 / Stable (Moody’s) / A / Stable (S&P)

Title of Securities:	4.550% Senior Notes due 2028 (the “Notes”)

Security Type:	Senior Unsecured Fixed Rate Notes

Format:	SEC Registered

Trade Date:	September 25, 2018

Settlement Date:	September 27, 2018 (T + 2)

Maturity Date:	September 15, 2028

Principal Amount:	$550,000,000

Interest Payment Dates:	March 15 and September 15 of each year beginning March 15, 2019

Coupon (Interest Rate):	4.550% per annum

Yield to Maturity:	4.596%

Benchmark Treasury:	2.875% due August 15, 2028

Benchmark Treasury Price / Yield:	98-04/ 3.096%

Spread to Benchmark Treasury:	+150 basis points

Price to Public:	99.637% of the principal amount, plus accrued interest, if any

Underwriting Discount:	0.65%

Net Proceeds (Before Expenses):	$544,428,500

Optional Redemption:	At any time and from time to time prior to June 15, 2028 (three months prior to the maturity date of the Notes) (the “Par Call Date”), the Issuer may redeem the Notes, in whole or in part, at its option at a redemption price equal to the greater of: (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest in respect of the Notes to be redeemed that would be due but for the redemption if such Notes matured on the Par Call Date (excluding any portion of such payments of interest accrued and unpaid to, but excluding, the redemption date), discounted to the date of redemption, on a semi-annual basis, at a rate equal to the sum of the Treasury Rate (as defined in the preliminary prospectus supplement) plus 25 basis points, plus, in each case, accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.

At any time and from time to time on or after the Par Call Date, the Notes will be redeemable at the Issuer’s option, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date.

CUSIP / ISIN:	891027AS3 / US891027AS33

Ratio of Earnings to Fixed Charges:	The Issuer’s ratio of earnings to fixed charges for each of the six months ended June 30, 2017 and 2018 stated in the preliminary prospectus supplement is superseded as follows:

Six Months Ended June 30,
		2017	2018
Ratio of earnings to fixed charges: (unaudited)
	Excluding interest credited on deposit products	10.2x	10.8x
	Including interest credited on deposit products	6.4x	6.9x

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC

BBVA Securities Inc.

Comerica Securities, Inc.

KeyBanc Capital Markets Inc.

The Williams Capital Group, L.P.

Regions Securities LLC

SunTrust Robinson Humphrey, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed an effective registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you copies of the preliminary prospectus supplement and accompanying prospectus, and, when available, the final prospectus supplement relating to the offering if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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